Exhibit 99.3

(English Translation)

CONCESSION CONTRACT FOR THE OPERATION OF GAMES OF CHANCE IN CASINO IN

THE MACAU SPECIAL ADMINISTRATIVE REGION

I certify that by contract dated 16 December 2022, recorded in Book 400A of the Notary Division of the Financial Services Bureau, the “Concession Contract for the operation of games of chance in casino in the Macau Special Administrative Region” was entered into between the Macau Special Administrative Region and Melco Resorts (Macau) S.A.:

CHAPTER 1

SUBJECT MATTER, TYPE AND TERM OF THE CONCESSION

Article 1

Subject Matter of the concession

1. The subject matter of the concession granted under this concession contract is the operation of games of chance in casino in the Macau Special Administrative Region of the People’s Republic of China, hereinafter designated as MSAR or grantor.

2. The concession does not include the following gaming activities:

(1) mutual bets;

(2) gaming activities provided to the public, without prejudice to the application of article 3, paragraph 7 of Law 16/2001 (legal regime for the operation of games of chance in casino);

(3) interactive gaming;

(4) games of chance, betting or gambling activities on board ships or planes, without prejudice to the application of article 5, paragraph 4 subparagraph 1) and paragraph 5, of Law 16/2001.

Article 2

Purposes of the operation of games of chance in casino

In the operation of games of chance in casino, the concessionaire need to comply with the following main objectives:

1)	The exploitation and operation of games of chance shall be carried out under the premise of safeguarding national security and that of the MSAR;

2)	The promotion of adequate diversification and sustainable development of the economy of the MSAR;

3)	The exploitation and operation of games of chance in casino are conducted in a fair and honest manner;

4)

The operation of games of chance in casino free from criminal influence, ensuring that the exploitation and operation of games of chance in casino is in line with the MSAR’s policies and mechanisms in what respects combating the illegal flow of cross-border capital and preventing terrorism and money laundering;

5)	That the dimension and operation of games of chance in casino, as well as the practice of games of chance are subject to legal restrictions;

6)	That the persons involved in the supervision, operation, management and operation of games of chance in casino must have suitability for the exercise of such functions;

7)	That the interests of the MSAR in the collection of taxes and other duties resulting from the operation of casinos is duly protected.

Article 3

Governing Law and Competent Jurisdiction

1. This concession contract shall be exclusively governed by the laws of the MSAR.

2. The concessionaire waives the right to file lawsuit in any court outside the MSAR, by recognizing and accepting the exclusive jurisdiction of the courts of the MSAR to settle any potential dispute or conflict of interests.

Article 4

Compliance with the Laws of the MSAR

The concessionaire shall comply with the applicable laws of the MSAR and waives the right to invoke legislation of a place other than the MSAR, including to exempt itself from performing obligations or acts that must be performed by it or that are imposed on it.

Article 5

Participation in the operation of games of chance in other jurisdictions

1. The intention to operate games of chance in casino in other countries or regions, by the concessionaire, requires the prior authorization of the Chief Executive, after hearing the opinion of the Specialized Committee for the Games of Chance Sector.

2. For the purpose mentioned in the preceding number, the concessionaire undertakes to submit and provide or cause to submit and provide to the Government of the Macau Special Administrative Region (hereinafter designated as Government), as the case may be, any documents, information or data that may be requested by the Government, or must take measures to obtain the aforementioned documents, information or data required to be provided to the Government, except those considered confidential by law.

Article 6

Concession Regime

The concession regime consists of the legal framework, which comprises Law no. 7/2022 (Amendment to Law no. 16/2001 – Legal regime for the operation of games of chance in casino), Law no. 16/2001, Administrative Regulation no. 26/2001 (Regulates the public tender for the award of concessions for the operation of games of chance in casino, the concession contract, and the requirements of suitability and financial capacity of the bidders and the concessionaires), and other applicable legal provisions, as well as the present concession contract.

Article 7

Operation of the concession business

The concessionaire undertakes to operate the concession business in accordance with the applicable legal provisions and the terms and conditions set forth in this concession contract.

Article 8

Term of the concession

1. The term of the concession of the concession contract is ten years, starting on 1 January 2023 and ending on 31 December 2032.

2. The provision of the preceding paragraph shall not prejudice the survival of certain provisions of the present concession contract after the termination of the term of the concession.

CHAPTER 2

Places for operating games of chance in casino

Article 9

Places for operating the concession

1. The operation of games of chance in casino by the concessionaire outside the casinos mentioned in Article 10 requires prior authorization from the Chief Executive.

2. For the purposes of the preceding number, the concessionaire undertakes to submit the request pursuant to article 5-A of Law no. 16/2001, indicating the areas of logistical services specific for the operation of casinos.

3. Casinos must be located in locations which immovable property is owned by the concessionaire, without prejudice to the application of number 4 of article 5 and article 37 of Law no. 16/2001.

Article 10

Authorized locations for the operation of games of chance

1. The concessionaire is authorized to operate the following casinos:

1) “Casino Altira”;

2) “Casino City of Dreams”;

3) “Casino Studio City”.

2. The following are the locations for the operation of games of chance in casino referred to in article 5, paragraph 3 of Law No. 7/2022, authorized by the Chief Executive after hearing the opinion of the Specialized Committee for the Games of Chance Sector:

1) “Casino Grand Dragon”;

2) “Mocha Golden Dragon”;

3) “Mocha Hotel Grand Dragon”;

4) “Mocha Hotel Royal”;

5) “Mocha Hotel Sintra”;

6) “Mocha Kuong Fat”;

7) “Mocha Porto Interior”.

Article 11

Types of games to be operated

1. The concessionaire is authorized to operate the types of games of chance provided for in no. 2 of article 6 of Law no. 7/2022, as well as all types of games of chance authorized by the Secretary for Economy and Finance, provided for in number 4 of article 3 of Law no. 16/2001.

2. The concessionaire undertakes to submit annually, during the month of December, to the Gaming Inspection and Coordination Bureau, a list setting forth the number of gaming tables and gaming machines that it intends to operate during the following year, together with their respective location.

3. The number of gaming tables and gaming machines to be operated by the concessionaire may be amended by prior notification to the DICJ.

4. The concessionaire undertakes to maintain and operate in its casinos a minimum diversity of games, as per the instructions of the DICJ.

Article 12

Continuous operation of casinos

1. The concessionaire undertakes to open its casinos for business twenty-four hours per day, without interruption, every day of the year.

2. Only in exceptional cases and at the request of the Chief Executive or with his authorization, the operation of a casino or adjust the business hours of casinos, with the moment to resume operation of that casino to be determined by the Chief Executive.

3. The exceptional request provided for in the previous number must be submitted at least ten days in advance by the concessionaire to the DICJ, and the announcement for the suspension of the casinos is posted at the entrance of the casinos.

4. The authorization mentioned in number 2 above can be waived in urgent situations, namely those emerging from serious accident, natural catastrophe or calamity, that entail grave danger to the safety of people’s lives, and agreement with the DICJ on the suspension and resumption of operation of the casino is mandatory.

5. The concessionaire undertakes to create, in corporation with the DICJ, a special communication mechanism for emergency situations that works during twenty-four hours, facilitating keeping in contact with the latter and the other concessionaires.

Article 13

Electronic monitoring and surveillance and operation equipment

1. The concessionaire undertakes to install in casinos high international quality standard electronic monitoring and surveillance and operation equipment approved by the DICJ. For this purpose, the concessionaire shall submit to the said authority a written application identifying the equipment to install together with the relevant technical specifications. Notwithstanding, the DICJ may at any time request models or samples of abovementioned equipment.

2. If so requested by the DICJ, the concessionaire also undertakes to install the approved electronic monitoring and surveillance equipment in other areas adjacent to casinos or locations of access or connection with casinos.

3. When reasonably requested by the DICJ, in particular in order to ensure the high international quality standard mentioned in the first paragraph, the concessionaire undertakes to cause the installation of new electronic monitoring and surveillance equipment approved by the DICJ.

4. The concessionaire undertakes to immediately report to the relevant public authorities any act or facts that constitute a crime, misdemeanor or administrative infraction, as well as any violation or facts that it deems as serious as soon as it is aware of the same.

CHAPTER 3

Concessionaire

Article 14

Business scope, head office, and form of the company

1. The scope of business of the concessionaire must include the operation of games of chance in casino.

2. The intention to introduce, during the term of the concession, other correlated activities in the business scope of the concessionaire is subject to prior authorization by the Secretary of Economy and Finance.

3. The concessionaire undertakes to maintain its head office in the MSAR and its form of company limited by shares.

Article 15

Share Capital and Shares

1. The capital of the concessionaire cannot be less than MOP5,000,000,000.00 (five billion patacas), and its net asset value cannot be lower than that amount during the term of the concession.

2. The Chief Executive may order the concessionaire to increase the share capital when subsequent circumstances show that it is necessary.

3. The form of the participation in all registered capital of the concessionaire must be nominative.

4. The increase of share capital of the concessionaire by means of public offering is be subject to authorization from the Government.

5. The issuance of preferential shares by the concessionaire is subject to authorization from the Government.

6. Without prejudice of the preceding paragraph, the establishment or issuance of types or categories of shares representing the share capital of the concessionaire and the transfer of such shares is subject to authorization from the Government.

7. The concessionaire undertakes to take necessary measures to ensure that all share capital of legal persons that hold shares of the concessionaire, legal persons that hold capital contributions of the above legal person shareholders, up to the ultimate shareholders (both natural persons and legal persons) that hold capital contributions of the above shareholders are represented only by nominative shares, save for those legal persons that are listed companies with regard to the shares that are traded on a stock market.

Article 16

Transfer of Shares and Creation of Encumbrances

1. Any inter vivos transfer or creation of encumbrances over the ownership of or rights over shares representing the share capital of the concessionaire, as well as any act involving the granting of voting rights or other shareholders’ rights to persons other than the original owners, are subject to authorization of the Secretary for Economy and Finance.

2. For the applicability of the provisions of the preceding paragraph, the concessionaire shall have the obligation to refuse, under any circumstances, to record or recognize the shareholding of any entity which possesses or owns shares representing its shareholding in the share capital in violation of the provisions contained herein or the law, and it shall not expressly or implicitly recognize any effect to the above mentioned inter vivos transfer or creation of encumbrances.

3. Any transfer mortis causa of the ownership of or rights over shares representing the share capital of the concessionaire shall be notified to the DICJ within fifteen days of the date of knowledge of the fact, along with the respective evidentiary documents. The concessionaire at the same time undertakes to take the necessary measures to record such transfer in its share register book.

4. Upon obtaining the permission referred to in the first paragraph, if an owner of shares representing the ownership of the share capital of the concessionaire or other rights relating to such shares transfers or creates encumbrance over such ownership or rights, or grants the voting rights or other shareholders’ rights to other persons, he shall promptly notify the concessionaire of the relevant fact. After the concessionaire makes the relevant record in its registers or completes similar procedures, it shall notify the DICJ within 30 days and shall submit a copy of the document legalizing the relevant legal acts and provide detailed information relating to any other stipulated provisions and terms.

5. The concessionaire shall also take measures to obtain the permission of the Secretary for Economy and Finance with regard to the following acts: any transfer inter vivos of the ownership of shares or other rights relating to such shares of its shareholders (both natural persons and legal persons), any transfer inter vivos of shares of the above legal person company (both natural persons and legal persons), and so on up to the transfer inter vivos of the shares of ultimate shareholders (both natural persons and legal persons) provided that such shares shall be directly or indirectly equal to 5% or more of capital contributions of the concessionaire, save that this paragraph shall not apply to a listed company’s shares that are traded on a stock market.

6. The concessionaire shall promptly notify the DICJ after it is aware of the following acts: any transfer mortis causa of the ownership of 5% or more of the shares or other rights relating to such shares of its shareholders (both natural persons and legal persons), any transfer mortis causa of 5% or more of shares of the above shareholders (both natural persons and legal persons), and so on up to the transfer mortis causa of the shares of ultimate shareholders (both natural persons and legal persons).

7. The concessionaire shall also promptly notify the DICJ after it is aware of the following acts: the creation of any encumbrance over the shares representing the share capital of its shareholders, the creation of any encumbrance over the shares owned by the above shareholders, so on up to the encumbrance over the share capital of ultimate shareholders provided that such shares shall be indirectly equal to 5% or more of share capital of the concessionaire, save that this paragraph shall not apply to a listed company’s shares that are traded on a stock market.

8. The provisions of the preceding paragraph shall also apply to the granting of voting rights or other shareholders’ rights to persons other than the original owners of such rights, save that this paragraph shall not apply to a listed company’s shares that are traded on a stock market.

9. The provisions of the paragraph 4, after necessary adaptations, shall apply to the act of transfer of the ownership of capital contributions of share capital or other rights relating to such contributions as referred to in paragraph 5.

Article 17

Notice and authorization

1. The following are considered decisions on big financial initiatives, mentioned in subparagraph 12) of no. 1 of article 22 of Law no. 16/2001:

1) The financial decisions relating to the internal movement of funds of the concessionaire that exceed 50% of the registered capital;

2) The financial decisions related with salaries, remunerations, or benefits of employees, among others, that exceed 10% of the registered capital;

3) The financial decisions not covered by the previous subparagraphs that exceed 10% of the registered capital.

2. The concessionaire undertakes to communicate to the Chief Executive the decisions on big financial initiatives at least five working days in advance of them being made, save for acceptable justifiable cause.

3. The transfer of property and credit rights of the concessionaire that exceed MOP100,000,000.00 (one hundred million patacas) are subject to the authorization of the Secretary for Economy and Finance.

4. Loan agreements or similar, executed by the concessionaire, as a borrower, in an amount equal to or higher than MOP100,000,000.00 (one hundred million patacas) are subject to the authorization of the Secretary for Economy and Finance.

Article 18

Issue of debt securities

The issue of debt securities by the concessionaire is subject to authorization from the Chief Executive.

Article 19

Listing on a stock exchange

1. The concessionaire or a company in which the concessionaire holds majority shares shall not be listed on a stock exchange.

2. In the event the shareholders that hold, directly or indirectly, an amount equal to or higher than 5% of the registered capital of the concessionaire are listed on a stock exchange, the concessionaire must communicate such fact to the DICJ within fifteen days counting from the date of knowledge of the fact, submitting the information and documents related to the listing on the stock exchange.

3. The concessionaire shall also take measures to endeavor so that the corporate entities mentioned in the previous number do not apply for or get listed on a stock exchange without prior communication to the Government.

Article 20

Shareholding structure and share capital

1. The concessionaire must submit to the Government in December of each year a document with the latest information of its shareholding structure and the structure of the share capital of a legal person, especially the companies owning 5% or more of the share capital of the concessionaire, the share capital of a legal person owning 5% or more of the share capital of such legal person, and so on up to the share capital of a natural person or legal person that is an ultimate shareholder, save that this paragraph shall not apply to a listed company’s shares that are traded on a stock market, or it must submit a statement evidencing that there is no change in the structure of such shareholders or the share capital.

2. The concessionaire shall also take measures to obtain and submit to the Government properly-certified statements that are signed by each of the shareholders of the concessionaire and the persons mentioned in the preceding paragraph. The contents of such statements shall state the amount of share capital owned by such shareholders and shall also state that such share capital is represented by nominative shares. Such statements shall be submitted together with copies of certificate evidencing capital contributions, as well as the properly-certified, latest information or statement set forth in the preceding paragraph 1.

Article 21

Forbiddance of holding being concurrent member in corporate bodies

1. The accumulation, by any person, of offices in the following statutory bodies, or the accumulation of offices in more than one statutory body of any of the companies mentioned below, is prohibited, except with general assemblies:

1) Statutory bodies of the concessionaires;

2) Statutory bodies of the gaming promoters;

3) Statutory bodies of the managing companies;

2. The concessionaire undertakes to notify the DICJ, as soon as possible, of the appointment of any person to the Board, the supervisory board or other corporate bodies of the concessionaire.

3. The Government undertakes to let the concessionaire know of the fact that a person appointed to their corporate body, is a member of a corporate body of other concessionaires, of gaming promoters or of managing companies that operate in the MSAR.

4. Acts or resolutions with the intervention of members of statutory bodies in breach of the provisions of number One are voidable.

5. The DICJ should require the concessionaires to remove members who breach the provisions of number 1, within the deadline set for that purpose.

Article 22

Managing Director

1. The board of directors of the concessionaire undertakes to delegate in a managing director the management of the concessionaire.

2. The managing director mentioned in the previous number must be a permanent resident of the MSAR, and hold, at least, 15% of the registered capital of the concessionaire.

3. Granting of the management power of the concessionaire, including the appointment and the scope of authority of the managing director, the term of such appointment and any amendment to such delegation, especially amendments involving the temporary or definitive replacement of the managing director, shall be subject to the authorization of the Chief Executive, otherwise it will be null and void. For such purpose, the concessionaire shall submit a draft of the resolution of the Board of Directors of the concessionaire to the DICJ including the proposal of the concessionaire on the granting of management power, including identity information of the managing director, the scope of authority of the managing director, the term of the appointment, a description regarding the replacement in case of failure of the managing director to perform his duties for any reason and any resolution regarding the temporary replacement or the definitive replacement of the managing director.

4. If the Government does not approve one or several matters of the above appointment, the concessionaire shall submit a newly drafted resolution within 15 days upon its receipt of the non-approval of the Government and, if the Government does not accept the person appointed by the concessionaire, the concessionaire shall submit to the Government Annex II of the Administrative Regulation 26/2001 dully compiled by the new managing director.

5. Unless it is permitted by the Government, the concessionaire shall have the obligation not to give a power of attorney or to appoint a representative so as to grant, on the basis of a stable relationship, the right to establish the legal acts relating to the operation of the enterprise in the name of the concessionaire, save that this paragraph shall not apply to the power to handle daily matters, especially with public departments or authorities.

Article 23

Articles of association and shareholders’ agreements

1. Any amendment to the articles of association of the concessionaire is subject to approval from the DICJ, otherwise it will be null and void.

2. The draft amendments to the articles of association of the concessionaire shall be submitted to the DICJ for its approval at least 30 days prior to the date of the shareholders’ meeting for reviewing the relevant amendments.

3. The concessionaire shall submit to the DICJ a copy of the certified notarization of the document within 30 days after its approval on the said meeting regarding any amendments to the articles of association.

4. The concessionaire shall inform the DICJ of any proposed shareholders agreement that it has knowledge of. For such purpose, apart from taking other necessary measures, the concessionaire shall also make inquiries to its shareholders whether there is any proposed agreement, especially the proposed agreement regarding the exercise of voting rights or other shareholders’ rights, 15 days prior to any shareholders’ meeting or during a shareholders’ meeting in case that such shareholders’ meeting is convened without a prior notice, and it shall inform the DICJ of the results of taking such measures.

5. Within sixty days, the DICJ shall notify the concessionaire whether it approves the amendments to the articles of association of the concessionaire as well as its shareholders agreements.

Article 24

Obligation to Provide Information

1. Apart from the obligation to provide information as stipulated in the concession system set forth in Article 6, the concessionaire shall have the obligations:

(1) to promptly notify the DICJ of any situation of which it has actual knowledge that will materially affect the normal operation of the concessionaire, e.g. situations regarding the liquidity and solvency of the concessionaire, any material court cases instituted against the concessionaire, any of its directors, any shareholders holding 5% or more of the share capital of the concessionaire or any key employees, any acts or facts that constitute a crime, misdemeanor or administrative violation in its casinos and other gaming areas that the concessionaire is aware of;

(2) to promptly notify the DICJ of any and all events that may materially affect or hinder the punctual and complete performance of any obligations or that may impose exceedingly onerous liabilities under this concession contract or all events which may constitute a reason for termination of the concession in accordance with the provisions of Chapter 19;

(3) to promptly notify the DICJ of any of the following facts or matters:

1. the fixed or contingent, regular or special reward received by the directors of the concessionaire, financiers of the concessionaire and key employees in the form of wages, remuneration, salaries or service fees or in other forms and the mechanism of profit sharing of the concessionaire by the aforesaid entities (if any);

2. the benefits existing or to be established, including profit distribution;

3. the management contracts and services contracts existing or offered by the concessionaire.

(4) to promptly submit to the DICJ certified copies of the following documents:

1. evidence or contracts or other documents describing the reward set forth in the preceding subparagraph 1;

2. evidence or contracts or other documents describing the benefits existing or to be established or profit distribution;

3. the management contracts and services contracts existing or offered by the concessionaire.

(5) to promptly notify the DICJ of any imminent or predictable material adverse changes in the economic and financial situation of the concessionaire of which it has knowledge as well as material changes in the economic and financial aspects of any of the following entities:

1. the controlling shareholders of the concessionaire;

2. the entities having closely associated with the concessionaire, especially those undertaking or warranting that they will provide finance to the investment to be made or obligations to be borne by the concessionaire in accordance with the provisions of contracts;

3. the shareholders owning 5% or more of the concessionaire’s share capital that, pursuant to sub-paragraph 2) of number 1 of article 18 of Administrative Regulation no. 26/2001, undertook or warrant to provide finance to the investment to be made or obligations to be borne by the concessionaire.

(6) to promptly notify the DICJ that the annual turnover between the concessionaire and a third party has reached MOP 500,000,000.00 (five hundred million patacas) or above;

(7) to submit to the DICJ in January of each year documents setting forth all bank accounts of the concessionaire and their balances;

(8) to promptly provide supplemental or additional information as requested by the DICJ;

(9) to promptly provide the DICJ and the Finance Department with materials and information as required for the full performance of their duties.

2. The DICJ may determine that the obligations set forth in subparagraphs (3) and (4) should be performed yearly.

CHAPTER 4

Management Company

Article 25

Applicable regime

1. The concessionaire undertakes to submit the engagement of a management company to the authorization of the Chief Executive and to submit the draft of the management contract for the latter’s approval.

2. In any circumstances, the concessionaire can only pay the management company the management fee, and cannot, by any form, share with the latter the revenue from the casinos or pay them commissions.

3. The provisions of Law no. 16/2001 and other applicable legislation is applicable to the management company.

CHAPTER 5

Suitability

Article 26

Suitability of the concessionaire

1. The concessionaire shall maintain its suitability during the concession term, in accordance with the law.

2. For the applicability of the provisions of the preceding paragraph, the concessionaire shall accept the permanent and continuous monitoring and supervision of the Government, in accordance with the law.

3. The concessionaire will pay the costs of the verification of its suitability within the deadline set by the DICJ; for such purpose, DICJ will issue a document with the referred costs. This document will be considered as enough evidence of such costs.

Article 27

Suitability of the shareholders, directors and key employees of the concessionaire

1. Shareholders who own 5% or more of the share capital of the concessionaire, directors of the concessionaire and key employees shall maintain their suitability during the concession term, in accordance with the law.

2. For the applicability of the provisions of the preceding paragraph, shareholders who own 5% or more of the share capital of the concessionaire, directors of the concessionaire and key employees shall accept the permanent and continuous monitoring and supervision exercised by the Government, in accordance with the law.

3. The concessionaire shall take measures to cause shareholders who own 5% or more of the share capital of the concessionaire, directors of the concessionaire and key employees to maintain their suitability during the concession term, and is fully aware that the said suitability reflects on the suitability of the concessionaire.

4. The concessionaire shall request shareholders who own 5% or more of the share capital of the concessionaire, directors of the concessionaire and key employees to notify the DICJ promptly of any facts which may materially affect the suitability of the concessionaire or of the above shareholders, directors and key employees.

5. For the applicability of the provisions of the preceding paragraph, the concessionaire shall question shareholders who own 5% or more of the share capital of the concessionaire, directors of the concessionaire and key employees every six months if they are aware of any facts that may materially affect their suitability or that of the concessionaire. This shall not prevent the concessionaire from notifying the DICJ immediately upon obtaining knowledge of any material facts.

6. The concessionaire undertakes to promptly notify the DICJ of any facts that may materially affect the suitability of shareholders who own 5% or more of the share capital of the concessionaire, directors of the concessionaire and key employees.

7. The concessionaire undertakes to endeavor that the management companies with whom it contracts, as well as the shareholders who own 5% or more of the share capital of the latter, their directors and key employees maintain their suitability during the concession term, with perfect knowledge that their suitability reflects on its own.

8. Number 3 of the preceding Article is applicable to review the suitability process of the shareholders who own 5% or more of the share capital of the concessionaire and the managing companies, as well as to those of the directors and key employees of the concessionaire and the managing companies.

Article 28

Special obligations of cooperation

Without prejudice to the general obligation of cooperation of Article 70, the concessionaire shall have the obligation to provide promptly any documents, information or materials that the Government deems necessary to examine whether the concessionaire has appropriate suitability.

Article 29

Special obligations of notification

The concessionaire shall notify the DICJ, within fifteen days of knowledge, of the following situations relating to any of its directors or any shareholders who, directly or indirectly, own 5% or more of the share capital of the concessionaire:

1) The participation in the licensing procedure or the award of the operation of games of chance in casino in other countries or regions, the operation of games of chance or other games in casino in other countries or regions, or the termination thereof;

2) An investigation carried out by the regulatory body in country or region, for the purposes of punishing, suspending or influencing, in any way, the operation of games of chance or other games in casino that was authorized or the award of a license or concession for the operation of such gaming activities.

CHAPTER 6

Financial capacity and financing

Article 30

Financial capacity of the concessionaire

1. The concessionaire shall maintain its financial capacity to operate the concession, and to fully and punctually perform its obligations relating to its business, to the investment and obligations provided herein or that the concessionaire undertook, in particular the investments plan attached to this concession contract.

2. For the applicability of the provisions of the preceding paragraph, the concessionaire and its shareholders who own 5% or more of the share capital are subject to the permanent and continuous monitoring and supervision of the Government, in accordance with the law.

3. The concessionaire shall pay the costs of its financial suitability process and the financial suitability process of its shareholders who own 5% or more of its share capital within the deadline defined by the DICJ; for such purpose, DICJ will issue a document with the referred costs. This document will be considered as enough evidence of those costs.

Article 31

Loans and similar contracts

1. The concessionaire shall inform the Government of any loans given to a third party and of any contracts of the same kind that exceed the amount of MOP60,000,000.00 (sixty million patacas); should the amount exceed MOP100,000,000 (one hundred million patacas), authorization from the Secretary for Economy and Finance is required.

2. The concessionaire undertakes not to give any loans or to enter into similar contracts with its directors, shareholders or key employees, unless otherwise permitted by the Secretary for Economy and Finance.

3. The concessionaire undertakes not to do legal business with any entity though which the latter will be vested in the power to manage or participate in the management of the concessionaire, including “step in rights” contracts.

Article 32

Risk undertaking

1. The concessionaire expressly undertakes all the obligations and full and exclusive liability incurred in connection with all inherent risks of the concession in connection with the financial capacity and financing of the concessionaire, without prejudice to the applicability of the provisions of Article 42.

2. The grantor is not subject to any obligation, does not undertake any responsibility or risk in connection with the financing of the concessionaire.

Article 33

Financing

1. The concessionaire undertakes to obtain the necessary financing to fully and punctually perform its obligations related to any of its activities, investments and to any obligations that it has validly assumed or for which the concessionaire is, under this contract, obliged to perform, in particular for the investment plans attached to this concession contract.

2. Any defense or counterplea resulting from contractual relations between the concessionaire and third parties (including entities that provide financing and shareholders of the concessionaire) in connection with the above financing shall not be evocable against the grantor.

Article 34

Legal reserves

The concessionaire undertakes to keep reserves as required by the law.

Article 35

Special obligation of cooperation

1. Without prejudice of the general obligation of cooperation stipulated in Article 70, the concessionaire undertakes to provide promptly any documents, information or materials that the Government deems necessary to determine whether the concessionaire has appropriate financial capacity.

2. The concessionaire undertakes to promptly inform the Government of any loan, mortgage, debt instrument, guarantee or other obligation that equals or exceeds the amount of MOP16,000,000.00 (sixteen million patacas) assumed or to be assumed in order to obtain financing for any aspect of its business.

3. The concessionaire shall promptly provide the Government with certified copies of documents relating to any loan, mortgage, debt instrument, guarantee or obligation assumed or to be assumed in order to obtain financing for any aspect of its business.

4. The concessionaire undertakes to take the necessary measures to obtain and submit to the Government a statement signed by each of its controlling shareholders (including ultimate controlling shareholders), pursuant to which each of such shareholders agrees to be bound by the above special obligations of cooperation. Accordingly, upon the request of the Government, each of such shareholders shall provide all documents, information, materials or evidence and give any permission.

CHAPTER 7

Investment plan

Article 36

Investment plan

1. The concessionaire undertakes to implement the investment plan attached to this concession contract, as well as the investment projects comprised in the award proposal submitted by the concessionaire in the capacity of bidder to the public tender of the award of concessions for the operation of games of chance in casino, under the terms stated in the said Plan and award proposal.

2. The concessionaire undertakes, inter alia, to:

(1) use qualified labor in all its projects;

(2) give preference to corporations with permanent activity or incorporated in the MSAR and to MSAR residents when retaining enterprises and recruiting workers for implementing the projects set forth in the investment plan attached to this concession contract;

(3) comply with technical rules and regulation applicable in the MSAR, as well as the specifications and homologations issued by the official authorities and instructions from the manufacturers or patent owners during its conception of the construction projects related with the projects set forth in the investment plan attached to this concession contract;

(4) submit the construction projects set forth in the investment plan attached to this concession contract to the Land and Urban Construction Department, hereinafter designated as DSSCU, together with a works program, as well as the other documents required in the legislation in force;

(5) complete the construction strictly based on the approved projects and in accordance with applicable laws and regulations and in accordance with internationally recognized standards for similar construction work or supplies and the industry best practice;

(6) use materials, systems and equipment certified and approved by recognized entities and in accordance with international standards and generally recognized as having high international quality during the implementation of the projects set forth in the investment plan attached to this concession contract;

(7) maintain the quality of all projects set forth in the investment plans attached to this concession contract according to a high international quality standard;

(8) ensure that the quality standard of the commercial facilities therein is of high international quality standard;

(9) maintain a modern, high efficient and high-quality management according to a high international quality standard;

(10) promptly inform the Government of any situation that causes or may cause material changes to the normal development of construction or operation of the facilities of the concessionaire, or in the case of structural anomalies relating to the building structure of the facilities of the concessionaire or any other unusual conditions by submitting a detailed report stating such conditions and reasons. The report shall state the assistance provided by other entities that are generally recognized as qualified and prestigious and the measures taken or to be taken to solve the relevant situations or anomalies.

3. The concessionaire shall be liable to the grantor and third parties for any damage caused by error or serious negligence and for which the concessionaire is responsible in the design and dimension of the project, implementation of construction work and other projects, as well as the maintenance of the constructions and the functioning of the projects set forth in the investment plan attached to this concession contract.

4. The Government undertakes to enable the concessionaire to directly or indirectly implement the projects set forth in the investment plan attached to this concession contract in accordance with laws.

Article 37

Amendments to the projects set forth in the Investment Plan

1. During the implementation of the Investment Plan attached to this concession contract, the Government may request the concessionaire to provide any document or to amend the implementation of projects contained in the investment plans to ensure compliance with current technical norms or rules and the required quality standard.

2. The Government may not impose any amendment to the above projects that may result in an increase of the total amount mentioned in Article 41.

Article 38

Execution and supervision of the Investment Plan

1. The concessionaire undertakes to submit to the Government, until 30 September every year, the proposal for the execution of specific projects mentioned in the Investment Plan attached to the present concession contract that it intends to execute in the subsequent year, containing, at least, the content of the specific investment project that it intends to execute in the subsequent year, the amount of the investment, and the deadline for its execution, for the purposes of Government approval.

2. The Government, within 60 days counted from the day after the end of the deadline mentioned in the previous number, should decide on the approval of the proposal at hand, and may, for that purpose, adjust the contents of the specific investment project, the amount of the investment, and the deadline for its execution, according to the needs of the socioeconomic development and by agreement between the Government and the concessionaire.

3. In the event of force majeure or special circumstances demonstrably not attributable to the concessionaire, the latter may apply to the Government for the amendment of the contents of the approved proposal for the execution of specific projects, and must submit, for that purpose, a detailed report about the respective situation, accompanied by all evidentiary documents.

4. In the event of force majeure or special circumstances demonstrably not attributable to the concessionaire, the latter may apply to the Government for the partial or total suspension of the execution of the items of the execution proposal for specific projects mentioned in the Investments Plan attached to the present concession contract, and must submit, for that purpose, a detailed report about the respective situation, accompanied by all evidentiary documents.

5. The concessionaire undertakes to submit to the Government, by 31 March every year, a report on the execution, in the previous year, of the Investment Plan attached to the present concession contract and of the approved proposal for the execution of the specific investment projects, which must contain, at least, an update on the execution of the specific investment projects, the invested amount, the deadline and the results of its execution, as well as to submit any other complementary information as requested by the Government.

6. In the event that the Investment Plan attached to the present concession contract and the specific investment projects contained in the approved proposal for the execution of the specific investment project are not approved, for not being in compliance with the applicable legal provisions and urban planning or for other public interest, the concessionaire undertakes, furthermore, to allocate the funds initially destined to the said investments projects to projects related to its activity, indicated by it and accepted by the Government.

7. For the purposes of supervising the execution of the Investment Plan by the concessionaire, the latter undertakes to cooperate with the Government, and must present, when requested, the necessary documents, information or evidence .

Article 39

Inspection of the works

1. In accordance with the contents of the investment plan attached to this concession contract and the applicable regulations, the Government may, in particular through the DSSCU, supervise and inspect the implementation of the construction work, in particular the implementation of work plans and the quality of materials, systems and equipment.

2. For the purposes of the above paragraph no. 1, the concessionaire must provide, every two months, a detailed report regarding the progress of implementing the specific projects for works mentioned in the Investment Plan attached to this concession contract, by means having as reference the provisions of article 38 of Administrative Regulation no. 38/2022 (Regulations of the legal regime for urban construction). Such reports shall include at least the following:

(1) works reports mentioned in article 38 of Administrative Regulation no. 38/2022;

(2) work progress relating to the works program;

(3) major measures to be taken to ensure the compliance with the work plans.

3. When necessary, especially when the normal work progress of the specific works projects mentioned in the Investment Plan attached to this concession contract is affected, the concessionaire undertakes to submit a detailed special written report.

4. Upon the request of the Government, the concessionaire undertakes to submit any document within a stipulated period, especially written and graphic information relating to the specific works projects mentioned in the Investment Plan attached to this concession contract.

5. The concessionaire shall also provide all required supplemental statements and information relating to the documents referred to in the preceding paragraph.

6. If the Government has any doubt about work quality, it may force the concessionaire to conduct any tests in addition to scheduled tests. When necessary, the Government may seek the opinion of the concessionaire about the decision-making rules applicable to such tests.

7. The expenses for conducting the above tests and correcting the defects found during such tests shall be borne by the concessionaire.

8. Orders, circulars or notices with a technical nature in connection with the implementation of construction work may be directly sent by the Government, namely through the DSSCU, to the technician responsible for the direction of the works.

9. The technician responsible for the direction of the works shall constantly monitor the relevant work and shall arrive at the construction site upon request.

10. If it is found that the implementation of construction work is not in compliance with the approved project plan or is in breach of applicable laws, regulations or contracts, the Government may, through the DSSCU suspend and ban the implementation of construction work in accordance with the law.

11. The right to inspect the performance of obligations provided hereunder shall not result in any liability to the grantor in connection with the implementation of construction work. The concessionaire shall be solely liability for all imperfections or defects in connection with the planning, implementation or performance of construction work, unless such imperfections or defects are caused by decisions of the grantor.

Article 40

Contracting and subcontracting

The execution of the Investment Plan that involves the contracting and subcontracting of third parties shall not exempt the concessionaire from performing its statutory obligations or contractual obligations.

Article 41

Use of outstanding amount of the investment set forth in the investment plan

If, after the completion of the execution of the Investment Plan attached to this concession contract, the total amount of expenses made by the concessionaire, directly or, with approval from the Government, indirectly, is lower than the global amount and the amount committed at the time of activation of the top-up investment mechanism in the award proposal submitted by the concessionaire in the capacity of bidder to the public tender of the award of concessions for the operation of games of chance in casino, the concessionaire undertakes to use the remaining amount on projects correlated to its activity to be designated by the concessionaire and accepted by the Government and or on projects that are designated by the Government with significant public benefit to the MSAR.

Article 42

Insurance

1. The concessionaire must enter into and renew the necessary insurance contracts to ensure that inherent risks of the concession are effectively and fully covered by insurance. The relevant insurance contracts must be entered into with insurance companies permitted to operate in the MSAR. If it is not feasible to purchase insurance with such kind of insurance companies or such purchase brings an excessive burden to the concessionaire, upon permission of the Government, the relevant insurance contracts may be entered into with insurance companies outside the MSAR.

2. The concessionaire shall especially ensure that the following insurance contracts shall be entered into and the effectiveness of such contracts shall be maintained:

(1) work-related accidents and occupational illnesses insurance for workers of the concessionaire;

(2) vehicles civil liability insurance for all the vehicles owned by the concessionaire;

(3) ships, planes or other aeronautical devices civil liability insurance for those owned by the concessionaire or leased to the concessionaire;

(4) civil liability insurance for fixing advertising material;

(5) general civil liability insurance in connection with the operation of casino games of chance in the MSAR and the development of other businesses covered in the concession, but not covered by any other insurance contracts;

(6) other insurance for loss and damages in buildings, furniture, equipment and other assets used in the concession;

(7) construction insurance (all risks, including civil liability) in relation to conducting any work in buildings related to the concession or conducting any work in such buildings.

3. The insurance policies referred in paragraph (6) above shall be “multi-risk”, including, at least, the following:

(1) fire, thunder and lightning, or explosion (of any kind);

(2) pipe rupture or leakage or spillage of water storage tanks, boilers, water pipes, underground water storage, sinks or other water-conveying equipment;

(3) flood, typhoons, tropical storms, volcano eruptions, earthquake, or any other natural disaster;

(4) crash or impact of planes or other flying devices or objects fallen or thrown from planes or other flying devices;

(5) impact of vehicles;

(6) burglary or robbery;

(7) strikes, assaults, riots, public disorder or any other acts of the same nature.

4. The insurance amount or the minimum protection for the insurance referred to in paragraph 2 above, shall be:

(1) in accordance with the applicable laws and regulations for the insurance referred to in paragraphs (1) to (4);

(2) the amount to be determined by the Government after considering the volume of business of the concession and incidence rate for the previous year and other parameters, for the insurance referred in paragraph (5) above;

(3) equal to the net value of the assets, for insurance referred to in paragraph 2(6) above, the net value shall mean the gross value minus accumulated depreciation; and

(4) the total value of the construction, for insurance referred to in paragraph 2(7).

5. The concessionaire shall ensure that any entity with which the concessionaire concludes a contract has purchased valid insurance for work-related accidents and occupational illnesses.

6. The concessionaire shall submit evidence to the Government of that fully effective insurance contracts have been entered into. Upon execution of insurance contracts or renewal of such insurance contracts, the concessionaire shall deliver copies of such insurance contracts to the Government.

7. Before copies of insurance contracts set forth in the preceding paragraph are delivered to the Government, the concessionaire shall have the obligation not to start any construction or work.

8. The concessionaire may not cancel, suspend, amend or replace any insurance except with the permission of the Government. However, if it is only a case of change of insurance company, the concessionaire shall promptly inform the Government of such circumstances.

9. If the concessionaire fails to pay its insurance premium, the Government may directly pay such insurance premium on behalf of the concessionaire by using the guarantee deposit made for the compliance of the concessionaire’s statutory or contractual obligations.

CHAPTER 8

Assets

Article 43

Assets of the MSAR

1. The concessionaire shall ensure that the assets of the MSAR obtained or to be obtained for the operation of the concession by means of the temporary transfer of the right to interest, income and use are in perfect condition or replaced in accordance with the instructions of the DICJ.

2. The concessionaire shall ensure that the land and natural resources under the administration of the Government in accordance with the provisions of article 7 of the Basic Law of the MSAR provided or to be provided through leases or concessions due to the operation of the concession are in perfect conditions.

Article 44

Other Assets

1. The casinos shall be located in properties that are owned by the concessionaire, save for the situations provided for in article 5 of Law no. 7/2022, in number 4 of article 5 and in article 37 of Law no. 16/2001.

2. The concessionaire undertakes not to encumber the casinos, and equipment and utensils affected to gaming, except as authorized by the Government.

3. Notwithstanding the authorization specified in the preceding paragraph, the concessionaire shall cause the casinos and the equipment and utensils used for gaming business, including the equipment and utensils located outside the casinos, not to be charged or encumbered upon the termination or expiry of this concession.

4. When the opening of new casinos is authorized, the concessionaire undertakes to locate them in buildings or complex of buildings with registered strata title even though such buildings or complex of buildings constitute one economic and functional unit, so that the casinos constitute one or more independent units, which area should be precisely identified and defined.

5. For the purposes of the provisions of the preceding paragraph, the concessionaire shall promptly submit to the Government the property registration certificate regarding strata title of the property, which shall set forth the description of all individual units and enclose a plan confirming and defining the relevant areas.

6. The concessionaire shall register any amendments to the strata title and promptly submit the relevant property registration certificate to the Government through the Financial Services Bureau.

7. The concessionaire shall also submit to the Government the rules and regulations of the condominium applicable to the units registered under strata title for approval.

Article 45

Reversion of the casinos and of the equipment and utensils used for gaming business

1. At the time of the termination or expiry of the concession, the casinos, as well as the equipment and utensils affected to gaming, even if located outside them, revert gratuitously and automatically and free from any charges or encumbrances to the MSAR, save the casinos, the equipment and utensils affected to gaming which enjoyment, fruition, and use have been temporarily transferred to the concessionaire in the terms of Article 49.

2. The concessionaire undertakes to deliver the assets mentioned in the previous number in perfect conservation and working condition, without prejudice to their normal wear and tear due to their use for the purposes of this concession agreement.

3. For the purposes of registration, in the reversion of the rights and assets mentioned in number 1, the public deed writ will serve as transfer title, even if the concession of the land where they are located is provisional.

4. In case that the concessionaire does not deliver the assets specified in paragraph 1, the Government shall immediately have administrative possession over such assets. The relevant expenses shall be paid from the guarantee deposit provided by the concessionaire to guarantee performance of statutory or contractual obligations.

5. For the purposes of number 1 above, the DICJ shall inspect the assets as specified in Articles 43 and 44 to examine the conditions of custody and maintenance of such assets and prepare a record note of the inspection. At the time of inspection, a representative of the concessionaire may participate in such inspection.

6. Upon the dissolution or liquidation of the concessionaire, the division of assets of the concessionaire shall not be carried out if the Government has not proved that the assets are in good maintenance and operation condition through the mandatory listing of assets procedures specified in the following article or if the concessionaire fails to ensure that the payment of damages or any amounts payable to the grantor may be satisfied by any guarantees acceptable to the Government.

7. The provision of paragraph 2 shall not interfere with the normal renovation of the equipment and utensils used in the gaming business.

Article 46

List of assets affected to the concession

1. The concessionaire shall prepare a list in triplicate of all assets and rights belonging to the MSAR and used for the conceded business and all revertible assets and update such list of assets. Accordingly, the concessionaire shall update the relevant list in case of any changes by no later than May 31 of each year, and submit copies of such list to the DICJ and the Finance Department respectively.

2. In the year of the expiration of the concession, the aforesaid list shall be mandatorily prepared ninety days prior to the expiration of the concession.

3. Under other situations of termination of the concession contract, the listing of assets specified in the first paragraph shall be conducted on the date and at the time as specified by the Government.

Article 47

Improvements

The improvements of whatever nature made to the assets mentioned in Article 43 as well as the assets revertible to the grantor do not entitle the concessionaire and/or the concessionaire to any compensation or damages and do not need to be removed.

Article 48

Concession of land to be used by the concessionaire

1. The regime of the concession of land to be used by the concessionaire especially for the operation of the conceded business shall be stipulated in the relevant land concession contract.

2. The terms of the land concession contract to be executed between the Government and the concessionaire shall be subject to the provisions of this concession contract, to the applicable extent.

Article 49

Assets necessary to the operation of the concession

1. The Parties comply with the provisions of articles 37 to 39 of Law no. 16/2001, with the Government, by means of the handover writ, temporarily transferring to the concessionaire the following casinos that will revert in favor of the MSAR on 31 December 2022, as well as the enjoyment, fruition and use of equipment and utensils affected to gaming, included in the inventory that accompanies the handover writ, for the purpose of operating the activity of games of chance in casinos, which concession is granted to the concessionaire under this contract:

1) “Casino Altira”;

2) “Casino City of Dreams”;

3) “Casino Studio City”.

2. The temporary transfer of the enjoyment, fruition and use to the abovementioned concessionaire expires when the concessionaire’s concession to operate games of chance in casino is terminated or expires, and the concessionaire undertakes to revert to the MSAR, free of charge and free from any charges or encumbrances, the casinos, as well as the equipment and utensils allocated to gaming, contained in the inventory, approved by the DICJ.

3. The provisions of the previous number do not affect the possibility that the Government may require the concessionaire to demolish, within the established period, the conservation works and improvements referred to in the previous number or to restore the original situation in the casinos, with all resulting expenses being borne by the concessionaire.

4. In the event that the concessionaire does not comply with the stipulated in the previous number, the Government proceeds, in its place, with the execution, with all expenses resulting from the demolition and respective acts being borne by the concessionaire, who does not have the right to any compensation or indemnity, by the Government, for the demolished conservation works and improvements.

5. The concessionaire may amend, in accordance with actual needs, the purpose of the functional zones of the casinos referred to in number 1, provided that prior authorization from the Government is obtained for that purpose.

6. The concessionaire undertakes to remunerate for the enjoyment, fruition and use of the casinos, equipment and utensils allocated to gaming referred to in number 1, in accordance with the amount agreed between the Parties under the terms of article 39 of Law no. 16/2001.

7. The concessionaire may proportionally recover the consideration paid when the termination or expiry of the concession for the operation of games of chance in casino occurs before the end of the corresponding calendar year.

8. The concessionaire assumes all civil or other liability resulting from the enjoyment, fruition and temporary use of the casinos, equipment and utensils allocated to gaming referred to in no. 1, and the grantor does not assume any responsibility.

9. The concessionaire may, without the need for Government authorization, carry out maintenance, repair and improvement of casinos, equipment and utensils allocated to gaming referred to in number 1, with the respective costs being borne by the concessionaire itself, without the right to any compensation by the Government.

10. When the equipment and utensils allocated to gaming referred to in number 1 are useless or unfit for use, they are put out of use or destroyed by the concessionaire, upon authorization of the DICJ, without the right to any compensation from the Government.

CHAPTER 9

Premium

Article 50

Premium

1. The concessionaire undertakes to pay to the MSAR during the term of the concession an annual premium, in return for the grant of the concession for operating casino games of chance.

2. The annual amount of the premium to be paid by the concessionaire has a variable portion and a fixed portion.

3. The fixed portion of the annual premium payable by the concessionaire is, pursuant to Dispatch of the Chief Executive no. 215/2001, of MOP30,000,000.00 (thirty million patacas) per year.

4. The variable portion of the premium payable yearly by the concessionaire will be calculated in accordance with the number of gaming tables and the number of gaming machines operated by the concessionaire.

5. For the applicability of the provisions of the preceding paragraph:

(i) For each gaming table located in special gaming halls or areas reserved exclusively to certain kind of games or to certain players, the concessionaire shall pay MOP 300,000.00 (three hundred thousand patacas);

(ii) For each gaming table not reserved exclusively to certain kind of games or to certain players, the concessionaire shall pay MOP 150,000.00 (one hundred and fifty thousand patacas);

(iii) For each gaming machine, the concessionaire shall pay MOP1,000.00 (one thousand patacas) each year;

6. Independently of the number of gaming tables that the concessionaire has in each moment in operation, the amount of the variable portion of the annual premium may not be less than the amount for the operation of 500 (five hundred) gaming tables and 1000 (one thousand) gaming machines.

7. The concessionaire shall pay the fixed portion of the annual premium by no later than January 10th of the relevant year. The Government may also provide payment by monthly installments.

8. The concessionaire shall pay the variable portion of the annual premium monthly by no later than the 10th day of the month immediately following the relevant month in connection with the operation of the gaming tables and the gaming machines in the previous month.

9. For the purpose of calculating the amount of variable portion of the annual premium referred to in the preceding paragraph, the number of days in the relevant month in which the concessionaire operates each gaming table and each gaming machine shall be taken into consideration.

10. The payment of premium shall be made by submission of the relevant payment slip to the Finance department.

11. In the case provided for in no. 4 of article 20 of Law no. 16/2001, the concessionaire undertakes to pay the special premium referred in accordance with numbers 4 to 8 of the same article, applying with the necessary adaptations the provisions in number 7 and in the previous number.

CHAPTER 10

Contributions under subparagraphs 2) and 3) of no. 1 of article 22 of Law no. 16/2001

Article 51

Contribution under subparagraph 2) of no. 1 of article 22 of Law no. 16/2001

1. The concessionaire undertakes to pay, in accordance with the law, to the grantor, the contribution provided for under subparagraph 2) of no. 1 of article 22 of Law no. 16/2001.

2. The contribution referred to in the preceding paragraph shall be paid monthly by the concessionaire no later than the tenth day of the month immediately following the relevant month, by delivery of the respective payment slip at the Finance Department.

3. The contribution referred to in number 1 shall have its own budget record made by the grantor.

Article 52

Contribution under subparagraph 3) of no. 1 of article 22 of Law no. 16/2001

1. The concessionaire undertakes to pay, in accordance with the law, to the grantor, the contribution provided for under subparagraph 3) of no. 1 of article 22 of Law no. 16/2001.

2. The contribution referred to in the preceding paragraph shall be paid monthly by the concessionaire no later than the tenth day of the month immediately following the relevant month, by delivery of the respective payment slip at the Finance Department.

3. The contribution referred to in number 1 shall have its own budget record made by the grantor.

4. The Government may designate one or more projects or one or more entities as beneficiaries to receive part of the paid contributions.

5. The Government and the concessionaire may agree on one or more specific projects or one or more specific entities to affect the amounts, with the maximum limit of the total allocation defined as half the amount calculated in the terms of number 1, and the concessionaire may affect them directly, in which case, the amount of the contribution mentioned in paragraph 1 above to be paid at the Finance Department shall be reduced accordingly.

CHAPTER 11

Tax obligations and delivery of documents

Article 53

Special gaming tax

1. The concessionaire shall pay special gaming tax to the MSAR in accordance with the law, to be paid monthly to the Government by no later than the 10th day of the month immediately following the relevant month.

2. Special gaming tax may be paid in patacas or in other currency accepted by the Government.

3. Special gaming tax paid in patacas shall be paid directly to the Finance Department.

4. Special gaming tax paid in a currency other than patacas accepted by the Government shall be paid by delivery of the respective currency to the Macau Monetary Authority, who will make available to the Finance Department the corresponding amount in patacas.

Article 54

Withholding taxes

1. The concessionaire shall collect and pay the statutory taxes on junket commissions paid to the gaming intermediaries through withholding the definitive amount of such taxes. The relevant taxes shall be paid monthly to the Finance Department by no later than the tenth day of the month immediately following the relevant month.

2. The concessionaire shall collect and pay the professional tax provided by law in connection with the staff of the concessionaire through withholding the definitive amount of such taxes. The relevant tax shall be paid to the Finance Department in accordance with the law.

Article 55

Payment of other due taxes, levies, expenses and fees

The concessionaire shall pay other due and non-exempted taxes, levies, expenses and fees provided by the laws and regulations of the MSAR.

Article 56

Document evidencing that no liabilities are due to the MSAR

1. The concessionaire shall annually submit to the DICJ a certificate issued by the Financial Services Bureau by no later than March 31, to prove that the concessionaire does not owe the MSAR any levies, taxes, penalties or additional payments of the precedent year. Additional payments shall include compensatory interest, default interest and 3% over debts.

2. The concessionaire shall annually submit by no later than March 31 the document stating the tax status of the precedent year of its managing director, the member of its corporate bodies, key employees, and shareholders holding 5% or more of the share capital of the concessionaire to the DICJ.

Article 57

Proof of the contribution situation to Social Security Fund of MSAR

The concessionaire shall submit to the DICJ annually, by no later than March 31, a document issued by the Social Security Fund evidencing that the concessionaire has its contributions to the Social Security Fund in order.

Article 58

Provision of information

1. The concessionaire shall submit quarterly a trial balance of the previous quarter to the Government by no later than the last day of the month immediately following the end of the relevant quarter, and the trial balance of the last quarter of each year shall be submitted by no later than the last day of February in the following year.

2. The concessionaire shall also submit the following information to the Government at least 30 days before the date of the annual shareholders’ meeting to approve the accounts:

(1) All the accounting and statistic statements of the previous year;

(2) Full names of members who served on the Board or the supervisory board, of any representatives appointed and of the person in charge of the accounting department in the relevant business year and the various language versions of such names;

(3) A copy of the report and accounts of the Board enclosed with the opinion of the supervisory board and external accountants qualified to practice the profession.

Article 59

Accounting and internal audit

1. The concessionaire shall establish its own accounting system, sound administrative organization and appropriate internal auditing procedures, and shall comply with the instructions of the Government issued on such matters, especially through instructions issued by the DICJ and the Finance Department.

2. The concessionaire shall only adopt the Financial Reporting Standards in force in the MSAR in its compilation and submission of the accounts. Notwithstanding, the Chief Executive, upon the proposal of the head of the DICJ or the Finance Department, may stipulate special accounting rules to be complied with by the concessionaire as well certain accounting books, documents or other information required to be adopted by the concessionaire in recording its business activities and compilation and submission of the accounts.

Article 60

External audit of annual accounts

The concessionaire shall submit its accounts to an independent external entity with internationally recognized reputation and previously approved by the DICJ and the Finance Department for auditing, and shall provide to such entity in advance all necessary documents, namely the documents referred to in article 34 of Law 16/2001.

Article 61

Special audits

When the DICJ or the Finance Department think necessary or appropriate, at any time and with or without prior notice, the concessionaire shall accept special audits conducted by an independent external entity or other entities with internationally recognized reputation.

Article 62

Compulsory Announcement

1. The concessionaire undertakes to publish the following information referring to the previous business year ended December 31 on the Official Gazette of the MSAR and two newspapers that have the largest circulation among other newspapers (one in Chinese and the other in Portuguese) published in the MSAR by no later than April 30 each year:

(1) The balance sheet, the profit and loss account and annexes;

(2) The business consolidation report;

(3) The opinion of the supervisory board;

(4) The consolidated opinion of external accountants qualified to practice the profession;

(5) The list of qualified shareholders holding 5% or more of the share capital of the concessionaire and the numerical value of the relevant percentage during any period of that year;

(6) The names of members of its corporate bodies.

2. The concessionaire shall submit to the Government copies of all the information referred to in the preceding paragraph and other information required to be published under the concession legal regime as set forth in Article 6 by no later than 10 days prior to the of publication.

Article 63

Special duty of cooperation

In addition to the general duty of cooperation foreseen in Article 70, the concessionaire shall have the obligation to cooperate with the Government, especially with the DICJ and the Finance Department, and provide the material and information required for conducting special audits, assist such departments in analyzing or examining its accounts and perform all the obligations provided by the concession legal regime as set forth in Article 6.

CHAPTER 12

Guarantees

Article 64

Guarantee deposit as performance guarantee of the concessionaire’s statutory and contractual obligations

1. The guarantee deposit to guarantee the performance of legal and contractual obligations by the concessionaire shall be provided by any means as specified by law and acceptable to the Government.

2. In order to ensure the performance of the following obligations, the concessionaire must maintain in favor of the Government a bank guarantee on “first demand” issued by a credit institution authorized to operate in the MSAR, destined to guarantee:

(1) the accurate and punctual performance of the its statutory and contractual obligations to which the concessionaire is bound;

(2) the accurate and punctual payment of the premium, payable by the concessionaire to the MSAR under Article 50;

(3) the payment of fines or other monetary penalties that may be imposed on the concessionaire in accordance with the law or the provisions contained herein; and

(4) the payment of any damages arising from the contractual obligation in connection with any damage or loss of benefits caused by its failure to perform all or a part of its obligations under this concession contract.

(5) the accurate and punctual compliance with the labor obligations to which the concessionaire is bound.

3. The amount of the autonomous bank guarantee mentioned in the preceding paragraph is MOP 1,000,000,000.00 (one billion patacas) from 1 January 2023 until 180 days after the term of this concession contract or the termination of the concession.

4. The concessionaire must take all necessary actions and to perform all obligations necessary to maintain the validity of the autonomous bank guarantee mentioned in paragraph 2 above.

5. If the concessionaire fails to perform any of its statutory and contractual obligations, accurately and timely pay the premium payable by it or pay fines or other monetary penalties imposed in accordance with the law or the provisions contained herein, and it fails to raise its objection within a legally-prescribed period, the Government may draw on the “first demand” bank guarantee set forth in paragraph 2 of this Article, regardless whether or not a judicial award has been made. In case of any damages arising from the contractual obligation in connection with any damage or loss of benefits caused by the concessionaire’s failure to perform all or a part of its obligations hereunder or when the concessionaire doesn’t comply the labor debts, as stipulated, with the labor obligations to which it is bound, the Government may also draw on the “first demand” bank guarantee set forth in paragraph 2 of this Article.

6. Whenever the Government draws on the “first demand” bank guarantee set forth in paragraph 2 of this Article, the concessionaire must, within fifteen days after the date on which it receives a notice in connection with the draw of such “first demand” bank guarantee, take all necessary measures to restore the global amount of the guarantee.

7. The “first demand” bank guarantee set forth in paragraph 2 of this Article may be discharged only upon the permission of the Government.

8. The Government may permit amendments made to the provisions or terms set forth in paragraphs 3 to 6, and may also permit other means stipulated by the law in lieu of the “first demand” bank guarantee referred to in paragraph 2 for the provision of a guarantee to secure the performance of statutory and contractual obligations by the concessionaire.

9. All expenses incurred in connection with the issuance, maintenance and discharge of the guarantee to secure the performance of statutory and contractual obligations by the concessionaire shall be borne by the concessionaire.

10. The autonomous bank guarantee mentioned in number 2 encompasses the guarantees provided for in no. 3 of article 20 and sub-paragraph 6) of no. 1 of article 22 of Law no. 16/2001 and in nos. 1 and 2 of article 84 of Administrative Regulation no. 26/2001.

Article 65

Special bank guarantee for the payment of special gaming tax

1. If the Government has reasons to believe that the concessionaire will not pay the special gaming tax anticipated to be payable each month, the concessionaire shall provide a “first demand” bank guarantee in accordance with the time limit, provisions, terms and amounts stipulated by the Government under no. 5 of article 27 of Law no. 16/2001 with the Government as the beneficiary in order to guarantee the payment of the above-mentioned amount.

2. Without the permission of the Government, the terms and conditions of the first demand guarantee set forth in the preceding paragraph of this Article must not be amended. The concessionaire shall strictly comply with the terms as stipulated in providing the guarantee and to perform all obligations undertaken or to be undertaken in maintaining the validity of the guarantee.

3. If the concessionaire fails to pay the special gaming tax payable to the grantor in accordance with the laws and the provisions contained herein, the Government may draw on the first demand guarantee set forth in the first paragraph of this Article, regardless whether or not a judicial award has been made.

4. If the Government draws on the first demand bank guarantee set forth in the first paragraph of this Article, the concessionaire must, within fifteen days after the date on which it receives a notice in connection with the use of such first demand guarantee, take all necessary measures to restore the full amount of the guarantee.

5. The autonomous guarantee set forth in the first paragraph of this Article may only be cancelled, with authorization from the Government, 180 days after the expiration of the concession contract or the termination of the concession.

6. All expenses incurred in connection with the issuance, maintenance and discharge of the first demand guarantee set forth in the first paragraph of this Article shall be borne by the concessionaire.

Article 66

Guarantee to be provided by the controlling shareholders or shareholders of the concessionaire

1. The Government may request that the controlling shareholder of the concessionaire provides a guarantee relating to the fulfillment of the undertakings and obligations assumed by the concessionaire; in case the concessionaire does not have a controlling shareholder, the Secretary for Economy and Finance may demand that the said guarantee be provided by shareholders holding an amount equal to or higher than 5% of the registered capital of the concessionaire.

2. The guarantee referred to in the preceding paragraph, may be demanded, namely, when there is a justified concern that the concessionaire will not be able to perform its undertakings and obligations.

3. The guarantee referred to in paragraph 1 above may be provided through cash deposit, bank guarantee, guaranteed insurance or any means specified in article 619 of Civil Code, within the timeframe, terms and conditions and amount to be specified by the Order of the Chief Executive.

4. If the concessionaire fails to perform the undertakings and obligations in accordance with the laws and the provisions contained herein, the Government may draw on the guarantee provided according to this Article, regardless of any judicial award.

5. If the Government draws on the guarantee provided according to this Article, the concessionaire shall cause its controlling shareholder or its shareholders to, within 15 days after it receives a notice regarding the approval order given with respect to the use of such guarantee, take all necessary measures to restore the full amount of the guarantee.

6. The terms and conditions of the guarantee provided according to this Article may not be amended without the permission of the Government.

CHAPTER 13

Supervision of the performance of the concessionaire’s obligations

Article 67

Supervision, monitoring and inspection by the government

1. The power for the supervision, monitoring and inspection of the performance of the concessionaire’s obligations shall be exercised by the Government, especially through the DICJ and the Finance Department.

2. For appropriate effectiveness and upon the request of the Government, without prior notification, the concessionaire shall allow the Government or any other entities specifically appointed and duly authorized and identified by the Government to freely enter into any part of the facilities of the concessionaire and review and examine freely the accounts or books of the concessionaire, including any trading records, books, minutes, accounts and other records or documents and the management statistic materials and records used. In addition, it shall provide to the Government or entities authorized by the Government information which the entities deem necessary.

3. The concessionaire shall comply with and implement the decisions of the Government within the scope of its power for inspection and supervision, especially the instructions made by the DICJ, including the decision to suspend the operation of the casinos.

4. In operating the concession, the concessionaire shall be subject to the permanent supervision and inspection of the DICJ in accordance with the provisions of the applicable laws.

5. The concessionaire undertakes to be subject, every three years, to a review by the DICJ regarding compliance with the concession contract in general, with the concessionaire having, in the event that the results of the review reveal a lack of proactivity in complying with the stipulated in the contract concession or even non-compliance with it, to improve these situations within the deadline set by the Secretary for Economy and Finance, pursuant to subparagraph 11) of no. 1 of article 22 of Law no. 16/2001.

Article 68

Daily supervision on gross income of gaming operation

The concessionaire shall accept the daily supervision of the Government on the gross income of the gaming operation exercised in accordance with the law by the DICJ.

CHAPTER 14

General obligations of cooperation

Article 69

Government’s general obligation of cooperation

The Government undertakes to cooperate with the concessionaire so that the concessionaire may fulfill its legal and contractual obligations.

Article 70

Concessionaire’s general obligation of cooperation

For the purposes of the provisions of this concession contract, the concessionaire undertakes to cooperate with the Government, and shall provide all documents, information, materials, evidence or authorizations, that are requested for that purpose.

CHAPTER 15

Other obligations of the concessionaire

Article 71

Operation of casinos and other premises and other adjacent properties

The concessionaire shall operate all ancillary facilities in the casinos and other premises and the adjacent properties used for operating the concession in a normal way and for the original purposes or authorized purposes.

Article 72

General obligations of the concessionaire

1. The concessionaire shall undertake the special obligation to procure and require all entities retained for developing the business covered by the concession to abide by all rules that ensure the proper organization and operation and the special security measures designed for the customers and staff of the casinos and other people holding positions in the casinos of the concessionaire.

2. In order to develop the business covered by the concession, the concessionaire must retain entities that have appropriate licenses and permits and have appropriate professional and technical abilities in the relevant areas.

3. The concessionaire undertakes to execute the plans relating to the expansion of the markets of customers from foreign countries in accordance with the contents and criteria of the award proposal presented by the concessionaire in the capacity of bidder to the public tender of the award of concessions for the operation of games of chance in casino.

4. The concessionaire undertakes to execute the plans relating to social responsibility in accordance with the contents and criteria of the award proposal presented by the concessionaire in the capacity of bidder to the public tender of the award of concessions for the operation of games of chance in casino, namely in the following areas:

1) Support for the development of small and medium-sized enterprises;

2) Support for the development of diversification of local industries;

3) Assuring labor rights and interests, namely those concerning the guarantee of labor credits, on-the-job training and professional advance of local employees, as well as the pension scheme designed to protect employees;

4) Hiring disabled or rehabilitated individuals;

5) Support for public interest activities;

6) Support for activities of an educational, scientific and technological, environmental protection, cultural and sporting nature, among others.

5. The concessionaire undertakes to draft, within the period set by the Government, a professional training plan for employees who will perform functions in the activities included in the concession and to deliver any other documents or additional information.

Article 73

Adherence to the non-compulsory central pension scheme

The concessionaire undertakes to adhere to the non-mandatory central pension scheme, established by Law no. 7/2017 (non-mandatory central pension scheme regime).

Article 74

Other government permissions

Any replacement, cancellation or change of certificates and records which relate to the business of the concessionaire or the acquisition of the gaming equipment and instruments shall be subject to authorization of the Government.

Article 75

Government’s authorizations and approvals

The authorizations and approvals from the Government or its refusal to grant an approval and authorization shall not exempt the concessionaire’s obligation to timely perform its obligations under this concession contract and shall not result in any liability to the Government, except the Government’s action imposes liabilities or causes special and unusual damages to the concessionaire.

CHAPTER 16

Liability of the concessionaire

Article 76

Civil Liability towards the grantor

The concessionaire is liable towards the grantor for any damage caused by the non-performance of all or a part of the concessionaire’s legal or contractual obligations as a result of any fact for which the concessionaire is responsible.

Article 77

Exemption of the grantor from the non-contractual liabilities of the concessionaire towards third parties

1. The grantor shall not bear or share any liability of the concessionaire as a result of an act taken by or behalf of the concessionaire, involving or possibly involving civil or other liabilities.

2. The concessionaire shall also be liable in accordance with the general provisions governing the principal-entrusted party legal regime, and be liable for losses caused by the entities appointed by the concessionaire for the development of the concession.

CHAPTER 17

Subjective changes in the concession

Article 78

Assignment, encumbrance, conveyance, and transfer of contract

1. Without prejudice to the provisions of no. 3 of article 5 of Law no. 7/2022, the concessionaire shall not assign, convey or transfer or otherwise encumber, in whole or in part, expressly or implicitly, formally or informally, the right of operation of a casino or a gaming area, or proceed to the partial transfer or assignment of the legal rights and obligations relating to games of chance in casino or the contractual position of the concessionaire to third parties, or carry out any legal act that intends to have the same effect.

2. An act in violation of the provisions of the preceding paragraph, and without prejudice to other applicable sanctions or penalties, incurs the payment to the MSAR of the following penalty clauses:

1)	in the event of assignment of the right to operate a casino or gaming area, conveyance or transfer, in whole – MOP 2,000,000,000.00 (two billion patacas);

2)	in the event of assignment of the right to operate a casino or gaming area, conveyance or transfer, in part – MOP 1,000,000,000.00 (one billion patacas);

3)	in the event of encumbrance of the right to operate a casino or gaming area, in whole or in part – MOP 600,000,000.00 (six hundred million patacas);

4)

in the event of transfer or assignment, in part, of legal rights and obligations or the contractual position in the concession of games of change in casino to third parties or carrying out any legal act that intends to have the same effect – MOP 600,000,000.00 (six hundred million patacas).

Article 79

Forbiddance of subconcession

1. The concessionaire cannot subconcession the concession, in whole or in part, or to carry out any act that intends to have the same effect.

2. An act in violation of the provisions of the preceding paragraph, and without prejudice to other applicable sanctions or penalties, incurs the payment to the MSAR of the following penalty clauses:

1)	in the event of subconcession, in whole – MOP 1,000,000,000.00 (one billion patacas);

2)	in the event of subconcession, in part – MOP 600,000,000.00 (six hundred million patacas).

CHAPTER 18

Non-Performance of Contract

Article 80

Non-performance of contract

1. The concessionaire shall be liable to statutory or contractual punishment or penalty if the concessionaire fails to perform its duties and obligations resulting from the law, the present concession contract, or Government determinations, without prejudice to the provisions of Articles 81 and 82.

2. Under the situations of force majeure or other facts that the concessionaire is proved not to blame, the concessionaire shall be exempted from the responsibilities set forth in the preceding paragraph to the extent of actual hindrance of the timely and fully performance of the responsibilities or obligations.

3. Events that are unforeseeable, irresistible or beyond the control of the concessionaire and that the occurrence of their consequences does not rely on the intention and personnel situations of the concessionaire, especially wars, terrorism, disruption of the public order, pestilence, atomic radiation, fire, thunder and lightning, serious flood, cyclones, hurricanes, earthquake and other natural disasters directly affecting the businesses covered by the concession, shall be deemed to be the situations of force majeure and shall cause the consequences as specified in the following paragraph.

4. In case of the occurrence of force majeure events, the concessionaire shall immediately notify the Government and promptly indicate the hindrance of its performance of the obligations under this concession contract caused by the occurrence of such events deemed by it and shall specify the measures under the circumstances that such measures are proposed to be implemented by the concessionaire for the purpose of minimizing the effects of such events and/or for the performance of such obligations in compliance with the provisions.

5. In case of the occurrence of any of the situations specified in paragraph 3, the concessionaire shall promptly reconstruct the property damaged or recover the property damaged to its original status so as to resume the proper operation of the casino games of chance. If the concessionaire does not have any economic benefit over the reconstruction and/or recovery of the aforesaid property, it shall transfer the insurance benefits to the grantor.

CHAPTER 19

Termination, expiry, and suspension of the concession

Article 81

Termination

Pursuant to article 45 of Law no. 16/2001, the concession for the operation of games of chance in casino can be terminated by the Chief Executive, after hearing the opinions of the Specialized Committee for the Games of Chance Sector, for the following reasons:

1) Termination for threat to national security and that of the MSAR;

2) Termination by agreement between the MSAR and the concessionaire;

3) Redemption (resgate);

4) Termination for breach of obligations by the concessionaire;

5) Termination for reasons of public interest;

6) Termination for the lack of suitability of the concessionaire under article 14 of Law no. 16/2001.

Article 82

Termination by mutual agreement

1. The Government and the concessionaire may terminate this concession contract at any time by mutual agreement of the parties.

2. The concessionaire shall be fully responsible for the effectiveness of the termination of any contracts to which it is a party and the grantor shall not bear any responsibilities in this regard unless it is agreed expressly otherwise.

Article 83

Redemption

1. Save for any legal provision to the contrary, the Government may, from the 8th year of the concession, redeem the latter, by means of notice to the concessionaire, effected by registered post without return receipt, at least one year in advance.

2. Through the redemption, the grantor shall assume all rights and obligations of the concessionaire resulting from legal business validly executed by the latter before the date of notice set forth in the preceding paragraph.

3. The obligations created by the concessionaire under any contracts entered into by the concessionaire after the notice set forth in the first paragraph, will only be assumed by the grantor if such contracts have obtained permission from the Government prior to their execution.

4. The assumption of liabilities by the grantor for the obligations created by the concessionaire is without prejudice to its right to recourse against the concessionaire for obligations created by the concessionaire that exceed the normal management of the concession.

5. Upon the redemption of the concession, the concessionaire shall have the right, pursuant to no. 2 of article 46 of Law no. 16/2001, to obtain reasonable and fair compensation corresponding to the benefits it stopped gaining as a consequence of the redemption of the projects contained in the Investment Plan attached to this concession contract. Of the amount of the compensation, the part respecting to the works projects shall correspond to the amount of the revenue of such works project, generated during the tax year prior to the redemption, before deducting interest, depreciation and redemption of equipment, multiplied by the number of years missing to the term of the concession.

Article 84

Temporary substitution of the concessionaire by the Government

1. In case of the occurrence or possible occurrence of the situation where the concessionaire terminates or suspends the operation of all or a part of the conceded business without permission and which is not caused by force majeure or in case of the occurrence of serious chaos in the overall organization and operation of the concessionaire or insufficiency of facilities and equipment which may affect the normal operation of the conceded business, the Government may replace the concessionaire directly or through a third party during the aforesaid termination or suspension or subsistence of the aforesaid chaos and insufficiency and shall ensure the operation of the conceded business and cause the adoption of necessary measures to protect the subject matter of this concession contract.

2. During the period of temporary administrative participation, the expenses required for maintaining the normal operation of the conceded business shall be borne by the concessionaire. Accordingly, the Government may draw on the guarantee for the performance of the statutory obligations and contractual obligations of the concessionaire and the guarantee provided by the controlling shareholder of the concessionaire.

3. If the reasons for the temporary administrative participation no longer exist and if the Government deems appropriate, the Government shall notify the concessionaire to resume the normal operation of the conceded business within a prescribed period.

4. If the concessionaire does not want to or is not able to resume operation of the conceded business, or even though the operation of the conceded business is resumed, serious chaos or insufficiency continues to occur in its organization and operation, the Government, may announce to discharge this concession contract unilaterally on the basis that this concession contract is not performed.

Article 85

Termination for breach of obligations

1. The Chief Executive may terminate the concession for the operation of games of chance in casino by unilateral termination in case of breach of obligations established by law or by this concession contract to which the concessionaire is bound.

2. The following constitute, in particular, reason for the unilateral termination of this concession contract:

(1) Deviation from the subject matter of the concession, be it due to the operation of unauthorized games or due to the operation of activities excluded from the business scope of the concessionaire;

(2) Abandonment of the operation of the concession or its unjustified suspension for more than seven consecutive days or fourteen non-consecutive days within one calendar year;

(3) Temporary or definite transfer of all or part of the operating right in violation of the provisions concerning the concession system specified in Article 6;

(4) Failure to pay the taxes, premiums, levies or other returns payable to the grantor as stipulated in the concession system specified in Article 6 and not file an objection within the statutory time limit;

(5) Refusal or failure of the concessionaire to re-gain the concession in accordance with the provisions of paragraph (4) of the preceding Article or subsistence of conditions that may lead to temporary administrative participation notwithstanding that the concession has been re-gained;

(6) Repeated objections to the implementation of supervision and inspection power by the Government or repeated failure to comply with Government decisions, especially the instructions of the DICJ;

(7) Systematic non-compliance with the basic obligations included in the concession system specified in Article 6;

(8) Failure to provide or supplement guarantee deposit or guarantees specified in this concession contract as required and within the prescribed period;

(9) Bankruptcy or insolvency of the concessionaire;

(10) Carrying out any serious fraudulent activity whose purpose is to jeopardize the public interests;

(11) Serious and repeated violation of the implementation rules for carrying out casino games of chance or damage to the fairness of casino games of chance;

(12) Non-compliance with the investment amount and the respective criteria provided for in the concession contract, within the deadline set by the Secretary for Economy and Finance.

3. Without prejudice to the provisions of Article 88, in the occurrence of any of the situations specified in the preceding paragraph or any other situations which may cause the unilateral discharge of this concession contract in accordance with the provisions of this Article due to failure to perform, the Government shall notify the concessionaire to fully perform its obligations and remedy or indemnify the results caused by its behaviors within a prescribed period, except for those situations which cannot be remedied.

4. If the concessionaire fails to perform its obligations or correct or indemnify the results caused by its behaviors in accordance with the provisions as stipulated by the Government, the Government may unilaterally terminate this concession contract upon notification to the concessionaire. The Government may also notify, in writing, the entity which has undertaken to provide finance to the investment to be made and the obligations to be borne by the concessionaire, in accordance with and for the purposes stated on the concessions legal framework referred to in Article 6, related to the financial capacity.

5. Notice to the concessionaire in connection with the decision to discharge this concession contract as specified in the preceding paragraph shall be effective immediately without going through any other procedures.

6. In case of emergency and where the delay in the process of remedying the non-performance as specified in paragraph 3 is unbearable, the Government may immediately perform temporary administrative participation in accordance with the provisions of the preceding Article without prejudice of due compliance with such process and the provisions of paragraph 4.

7. The concessionaire shall be liable for damages to the MSAR as a result of the unilateral termination of this concession contract in accordance with the provisions of this Article due to failure to perform, the damages shall be calculated in accordance with the general provisions of the laws.

8. The unilateral termination of this concession contract due to failure to perform will result in the immediate and gratuitous, free of all charges and encumbrances, reversion to the grantor of the ownership of the concerned casinos and the equipment and utensils used for gaming, even if not located in the casinos.

Article 86

Elimination

1. The concession for the operation of games of chance in casino and the concession contract for the operation of games of chance in casino eliminate due to the expiry of the term of the concession, and the contractual relationships between the Parties shall terminate, without prejudice to the survival of applicable provisions contained herein after the expiration of the concession term.

2. In case of the occurrence of the elimination as stipulated in the preceding paragraph, the concessionaire shall be fully responsible for the effectiveness of the termination of the contracts to which it is a party and the grantor shall not bear any responsibilities in this regard.

CHAPTER 20

Amendment and modification of contract

Article 87

Amendments to the concession contract

1. This concession contract may be amended after consultations between the Government and the concessionaire, in accordance with the law.

2. The amendment to this concession contract and any addendums to the same shall follow the procedures provided for in article 91 of Administrative Regulation no. 26/2001.

CHAPTER 21

Phases prior to legal proceedings

Article 88

Consultation prior to legal proceedings

1. The Parties undertake to make consultations whenever issues or disputes arise between them on the validity, application, execution, interpretation or integration of the rules governing this concession contract.

2. The occurrence of issues shall not exempt the concessionaire from timely and full performance of the provisions of this concession contract and the Government decisions notified to the concessionaire according to the provisions contained herein or permit the concessionaire to suspend the development of any aspect of its business. The relevant development shall continue to be made according to the provisions in effect on the date the issue is brought up.

3. The provisions of the preceding paragraph regarding the performance by the concessionaire of the Government decisions shall also apply to the succeeding decisions made on the same matter even if such decisions are made after the date the consultation starts, provided that the first decision of such succeeding decisions is notified to the concessionaire prior to the date the consultation starts.

CHAPTER 22

Final provisions

Article 89

Obtaining of Approvals, Licenses or Permits

1. This concession contract shall not exempt the obligations of the concessionaire to submit applications, pay fees and/or take measures for the purpose of obtaining the approvals, licenses or permits necessary for the operation of any aspect of its business or the performance of its obligations hereunder and shall not exempt the concessionaire from abiding by or compliance with all requirements necessary for obtaining such approvals, licenses or permits and maintaining the effectiveness thereof.

2. If any approval, license or permit set forth in the preceding paragraph is revoked, void, suspended or abolished or no longer be effective due to any reason, the concessionaire shall notify the Government immediately and state the measures taken or to be taken in order to re-gain such approval, license or permit or make such approval, license or permit effective again.

3. None of the provisions contained herein shall be construed as replacing the statutory provisions or contracts on obtaining any approval, license or permit.

Article 90

Industrial and Intellectual Property Rights

1. In operating its business, the concessionaire shall respect the industrial property rights and intellectual property rights according to the existing laws of the MSAR, and independently assume liabilities for infringement upon such property rights.

2. As a condition precedent to the issuance of approvals, licenses and permits, especially those relating to the performance of the investment plans attached to this concession contract, under the premise all industrial property rights and intellectual property rights have been complied with.

3. The concessionaire shall assign to the grantor free of charge, research, drafts, plans, drawings, documents or other materials of any nature that are necessary or helpful for the concessionaire to perform the duties hereunder or to exercise the rights granted hereunder.

4. Upon the request of the grantor, the concessionaire must prepare any kind of document or declaration to confirm or register the rights set forth in the preceding paragraph.

5. If the industrial property rights or intellectual property rights transferred or to be transferred to the grantor according to this Article are infringed, and the concessionaire has not solved any dispute with a third person over such infringement, the grantor may interfere with such dispute to safeguard such property rights. The concessionaire shall provide all assistance required for such purpose.

Article 91

Notices, announcements, authorizations and approvals

1. Unless otherwise provided, the notices, announcements, authorization and approvals as referred to herein must be made in writing and delivered in the following method:

(1) delivered in person, provided they are evidenced by protocol;

(2) sent by fax, provided they are evidenced by transmission receipt;

(3) sent by registered mail without return receipt request.

2. The authorizations to be granted by the Government are always prior authorizations and may impose conditions.

3. The lack of response to a request for authorization, approval, or other request made by the concessionaire shall be deemed as being rejected;

4. For the purposes of this concession contract, the following addresses and places for receiving faxes shall be deemed as the domicile of the Parties hereto:

Government of the Macau Special Administrative Region:

Gaming Inspection and Coordination Bureau

12th Floor, China Plaza, No. 762-804, Av. da Praia Grande, Macau

Fax: 28370296

Concessionaire: Melco Resorts (Macau) S.A.

Address: Avenida da Praia Grande, n.°762-840, China Plaza, 8.° andar C, in Macau

Fax: 88673220

5. The Parties may amend the aforesaid addresses and place for receiving faxes indicated in the previous number, through prior communication sent to the other Party.

Article 92

Prohibition of acts limiting competition

1. The concessionaire must conduct its business in positive and fair competition, subject to the inherent principles of market economy.

2. The concessionaire has the obligation not to execute agreements or conduct agreed acts, whatever form they may take, jointly with other concessionaires operating in the MSAR or with companies belonging to the respective groups that may hinder, restrict or jeopardize competition in any manner.

3. The concessionaire has the obligation not to misuse the leading position it has in the market or the considerable market share it has in order to hinder, restrict or jeopardize competition.

Article 93

Gaming Promoters

Before the Government, the concessionaire is responsible for the activities conducted in the casinos by the gaming promoters registered with them, as well as of their directors, key employees, and collaborators, and must, for that purpose, proceed to the supervision of their activities.

Article 94

Promotion of the facilities of the concessionaire

1. With respect for the provisions of article 42-A of Law no. 16/2001, the concessionaire undertakes to carry out advertising and marketing campaigns in the MSAR and abroad for its facilities.

2. The Government and the concessionaire shall have the obligations to coordinate the work and activities in promoting Macau outside the territory of Macau when they conduct their publicity and marketing work and activities.

3. Without permission of the Government, the concessionaire has the obligation not to allow the use of the image of its casinos or other places and adjacent areas, for operating the conceded business or a large amount of introductory explanations implying the same in the website or website address of the Internet or any other place used for promoting interactive gambling.

Article 95

Contents incorporated in the concession contract

The award proposal submitted by the concessionaire in the capacity of bidder to the public tender of the award of concessions for the operation of games of chance in casino carried out by Dispatch of the Chief Executive no. 136/2022 is as being incorporated in this concession contract, except to the extent expressly or implicitly overridden by this concession contract.

Article 96

Chips used in the operation of conceded business

1. The acquisition of chips, by the concessionaire, is subject to authorization from the Gaming Inspection and Coordination Bureau.

2. The circulation of chips is subject to authorization from the Secretary of Economy and Finance who can set a maximum limit for the total chips in circulation.

3. The concessionaire undertakes to guarantee the coverage, in cash or through title of credit, of the chips that are in circulation.

4. With respect to all chips put into circulation, the concessionaire must provide cash and proof of high solvency to maintain solvency ratio, establish reserve funds and abide by the prudent rules stipulated by the Government at any time in order to ensure the prompt payment for the chips.

Article 97

Confidentiality

1. Documents prepared by the Government or by the concessionaire in compliance with the provisions of the legal framework for concessions referred to in Article 6 are confidential in nature and can only be provided to third parties only upon the permission of the other Party.

2. The Government and the concessionaire undertakes to take the necessary measures with the view to guarantee that, respectively, the employees of the Public Administration of the MSAR and the employees of the concessionaire are bound by the duty of confidentiality.

3. The Government and the concessionaire undertakes to impose the duty of confidentiality on other people who have had or may have access to confidential documents to, namely through consultancy contracts, service agreements or others.

4. The concessionaire undertakes to keep confidential the contents of the present concession contract, including any documents that may make the contents of the present contract known, and can only reveal them to third parties with authorization from the Government.

5. The provisions of number 1 and the prior number are not applicable to the documents, information or elements requested, with justified reasoning, by the competent judiciary entity, by the agency regulating games of chance or other games in casino in another jurisdiction or by the agency regulating financial markets, with the concessionaire undertaking to inform the Government of that fact.

6. The provisions of number 1 and 4 do not apply to the documents, information or elements that, in the concessionaire’s understanding, are subject to submission to financial entities, investors, lawyers, external accountants qualified to exercise the profession, auditors or advisors, but the concessionaire undertakes to make these people have the same duty of confidentiality before third parties.

7. The concessionaire undertakes to, having obtained the authorization mentioned in paragraph 4, effect all necessary endeavors to guarantee that other people or entities who have known or will come to know the contents of the present concession contract, including any documents that may make the contents of the present contract known, are subject to a duty of confidentiality.

8. The provisions of this Article do not hinder the application of the provisions of article 48-N of Law no. 16/2001.

Article 98

Complaints book

1. The concessionaire undertakes to create and keep available to the clients of casinos a complaints book specifically for complaints in connection with the operation of games of chance in casino.

2. The concessionaire undertakes to post notices in the casinos, in a visible manner, stating the existence of the complaints book.

3. The concessionaire shall submit the contents of the complaints written in the complaint book to the Government in 48 hours, together with a report on such complaints prepared by the concessionaire.

4. The complaints books may be in electronic format.

CHAPTER 23

TRANSITIONAL PROVISIONS

Article 99

2023 Investment Plan

The concessionaire has to submit to the Government, in March 2023, for approval by the Government, the proposal for the execution of a specific investment project for the same year to implement the Investment Plan attached to the present concession contract is implemented, applying, for this purpose, with the necessary adaptations, the provisions of Article 39.

Article 100

Declaration on the duty of cooperation

The concessionaire undertakes to take measures to obtain and submit to the DICJ, within 15 days of the execution of the present concession agreement, a declaration executed by the shareholders holding 5% or more of its registered capital, its directors and key employees, as well as by their ultimate controlling shareholders, stating that they accept to comply with the special duties of cooperation with the Government and undertake to submit and provide any documents, information, data, authorization, or evidence that is requested for that purpose.

Article 101

Effectiveness

The present concession contract, written in both official languages, shall become effective as of 1 January 2023.

This contract is signed by both parties.

Financial Services Bureau, 16 December 2022

The Dedicated Notary, Ho Im Mei.

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Annex to the Concession Contract

Investment Plan

The concessionaire undertakes to carry out the investment projects in accordance with the award proposals presented in the tender for the operation of games of chance in casino, with the overall value of the investment budget being MOP11,823,700,000.00 (eleven billion eight hundred and twenty-three million and seven hundred thousand patacas), without prejudice to activating the mechanism for top-up investment, including investment projects related to gaming and non-gaming, namely in the following areas: (1) attract international visitors; (2) Conventions and exhibitions; (3) Entertainment shows; (4) Sports events; (5) Culture and art; (6) Health and well-being; (7) Thematic entertainment; (8) City of gastronomy; (9) Community tourism; (10) Maritime tourism; (11) Others.